Exhibit 99.1

Fanhua Announces Board Change

GUANGZHOU, China, December 20, 2016 (GLOBE NEWSWIRE) - Fanhua Inc., formerly known as CNinsure Inc., ( “Fanhua” or “the Company”) (Nasdaq: FANH), a leading independent online-to-offline financial services provider operating in China, today announced that, with effect from December 20, 2016, Mr. Peng Ge (“Mr. Ge”), chief financial officer of the Company, was appointed a director of the Company by its board of directors (the "Board") to fill the vacancy left by the resignation of Ms. Xiaojun Shang (“Ms. Shang”), a director appointed by CDH Investments ("CDH"). Ms. Shang submitted her resignation immediately after the completion of a share purchase transaction under which certain management members of the Company purchased all the ordinary shares and ADSs of the Company owned by CDH.

Ms. Shang is an executive director of an affiliate of CDH, one of the largest alternative asset management institutions focusing on China. CDH had been a shareholder of Fanhua through a private equity fund since 2005, which reached its intended maturity date around early 2015.

Mr. Ge is one of the co-founders of the Company and has been chief financial officer of the Company since April 2008. He previously held various managerial positions in the Company including vice president and general manager of the financial and accounting department and head of the Company’s Beijing operations. He was a director of the Company between August 2007 and September 2008.

Commenting on the board change, Mr. Yinan Hu, Chairman of the Board said, "We deeply appreciate CDH for its support and trust over the past decade. We would like to thank Ms. Shang for her excellent service on the Board and wish her continued success in her future endeavors.

"We welcome Mr. Ge to the Board. We look forward to the contributions he will make in his new role."

About Fanhua Inc.

Fanhua Inc., formerly known as CNinsure Inc., is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance. Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad, a mobile sales support application and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

Our extensive distribution and service network covers 29 provinces in China, including most economically developed regions and cities.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about Fanhua Inc., please visit http://ir.cninsure.net/.

CONTACT: Oasis Qiu

Investor Relations Manager

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com